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06051465

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20955

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___04/01/05___ AND ENDING ___03/31/06___
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Gregory J. Schwartz & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

___3707 West Maple Road___
(No. and Street)

___Bloomfield Hills,___   ___MI___   ___48301___
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
___Edward A. Schwartz___   (248) 644-2701
                                                 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

___Dunleavy & Company, P.C.___
(Name – if individual, state last, first, middle name)

___13116 South Western Avenue,   Blue Island,   Illinois   60406___
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, _____Edward A. Schwartz_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____Gregory J. Schwartz & Co., Inc._____ , as of _____March 31,_____ , 20_06_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

CHRISTINA A. IRVINE
NOTARY PUBLIC
OAKLAND COUNTY, MICHIGAN
MY COMMISSION EXPIRES
MAY 31, 2008

Edward A. Schwartz
Signature

President
Title

Christina Irvine
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREGORY J. SCHWARTZ & CO., INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

MARCH 31, 2006

DUNLEAVY & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Gregory J. Schwartz & Co., Inc.

We have audited the accompanying statement of financial condition of Gregory J. Schwartz & Co., Inc. as of March 31, 2006 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Gregory J. Schwartz & Co., Inc. as of March 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
April 28, 2006

GREGORY J. SCHWARTZ & CO., INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2006

ASSETS

Cash and cash equivalents	$	634,299
Commissions receivable		327,901
Receivable from broker/dealers		183,133
Furniture, equipment and automobile at cost, net of $122,172 accumulated depreciation		13,715
Related party receivables		7,879
Other assets		21,625
TOTAL ASSETS		$ 1,188,552

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Commissions and other compensation payable	$	735,226
Profit sharing contributions payable		84,191
Subordinated liabilities		125,000
Other liabilities		12,441
Total Liabilities	$	956,858

SHAREHOLDERS' EQUITY

Common Stock	$	14,000
Retained earnings		217,694
Total Shareholders' Equity	$	231,694
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 1,188,552

The accompanying notes are an integral part of this financial statement.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2006

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Michigan on August 4, 1976. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Securities Transactions - Commission revenue and related expense arising from securities transactions are recorded on a trade date basis, which is the same business date as the transaction date. Revenue derived from the sale of limited partnership units, on contingent offerings, is recognized at the time the limited partnership's escrow agent distributes sales commissions to the Company.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when purchased by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Concentration of Risk - Substantially all the Company's cash is on deposit at one financial institution and the balance at times may exceed the federally insured limit. Due to the strong credit rating of this financial institution, the Company believes it is not exposed to any significant credit risk to cash.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture, equipment and automobile - Depreciation is provided using the straight-line method over five and seven year periods.

GREGORY J. SCHWARTZ & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2006

NOTE 2 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 1500%. At March 31, 2006 the Company's net capital and required net capital were $198,710 and $55,457 respectively. The ratio of aggregate indebtedness to net capital was 419%.

NOTE 3 - SHAREHOLDERS AGREEMENT

All the shareholders of the Company are subject to a stock redemption agreement that restricts the sale or other transfer of the Company's common stock without written consent of the Company and the other shareholders. In addition, the Company and the other shareholders must be given the option to purchase the proposed shares at a price defined in the agreement. Further terms state that the Company and the other shareholders have the same option upon the death of a shareholder. Other terms are contained therein.

NOTE 4 - CAPITAL STOCK

The authorized, issued, and outstanding shares of capital stock at March 31, 2006, were as follows:

Preferred stock, $100 par value, non-voting, cumulative, and redeemable at $100 a share; 500 shares authorized: none issued and outstanding

Common stock, $1 par value; 50,000 shares authorized; 14,000 shares issued and outstanding.

NOTE 5 - PROFIT-SHARING PLAN

The Company has a discretionary profit-sharing plan, which is integrated with social security, covering substantially all of its employees. Included in this plan is a provision under IRS Code Section 401(k) whereby participants may contribute to the plan and the Company may match any portion of the participants' contributions. The Company contributions for the profit-sharing and employer matching portion totaled $57,874 for the year ended March 31, 2006. At March 31, 2006, $84,191 was payable relating to this plan.

NOTE 6 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT

The Company's customers enter into various transactions involving derivatives and other off-balance-sheet financial instruments. These financial instruments include exchange-traded and over-the-counter options. These derivative financial instruments are used to meet the needs of customers and are, therefore, subject to varying degrees of market and credit risk.

Since the Company enters into the aforementioned transactions solely for the benefit of its customers, the Company does not bear any of the credit or market risk of those customers, with the exception of the risk to the Company should its customers fail to honor their obligations related to these derivative and other off-balance sheet financial instruments, as mentioned below.

In order to execute and process the foregoing, as well as other securities transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. Under the terms of the agreement, the Company is prohibited from entering into a similar agreement with another broker/dealer

GREGORY J. SCHWARTZ & CO., INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2006

NOTE 6 - OFF-BALANCE-SHEET RISK AND CLEARING AGREEMENT - (Continued)

without prior approval from the Clearing Broker/Dealer. The Company has deposited $25,000 with the Clearing Broker/Dealer to assure the Company's performance under the agreement. This amount is included in "Receivable from broker/dealers" on the statement of financial condition. The agreement may be terminated by either party with 90 days prior written notification. Further provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 7 - RELATED PARTY TRANSACTIONS

Through common ownership the Company is affiliated with Bloomfield Town Center, LLC (BTC), Schwartz & Devine Land Co., LLC, Schwartz Financial Group, Inc. (SFG), Schwartz Benefit Services, LLC, Schwartz Fund Distributors, Inc., Lahser Maple Development Corporation, Inc., G & G Management, Schwartz Investment Counsel, Inc., Stag Group, LLC and the Schwartz Investment Trust (an open-end management investment company managing The Schwartz Value Fund, previously known as The RCM Fund) and the Ave Maria family of funds.

In addition, SFG and an officer of the Company are the general partners or managing members of several limited partnerships and limited liability companies.

NOTE 7 - RELATED PARTY TRANSACTIONS - (Continued)

During the year ended March 31, 2006, the Company paid $76,692 to BTC for lease of its premises. The lease agreement is month to month. In addition, the Company has paid BTC $11,622 for copier and other expenses incurred during the same period.

The Company received $193,578 from affiliated companies for reimbursements of clerical and other operating expenses incurred on their behalf during the year ended March 31, 2006.

During the year ended March 31, 2006, the Company earned $98,113 in commissions on the sales of investments for which Schwartz Financial Group, Inc. and an officer of the Company are the general partners or managing members. In addition, the Company earned $257,672 in commissions for sales of The Schwartz Value Fund shares and the Ave Maria family of funds shares. Of that amount, $35,000 was receivable at March 31, 2006 and is included in "Commissions receivable" on the statement of financial condition.

The Company has entered into a written lease agreement with SFG for various computer equipment. The terms of this agreement are month to month and total expense for the year ended March 31, 2006 was $8,662.

NOTE 8 - CASH AND SECURITIES SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Included in cash and cash equivalents is cash of $12,441 which has been segregated in special reserve bank accounts for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

NOTE 9 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under a subordination agreement at March 31, 2006, is as follows:

Liabilities Pursuant to a Subordinated Loan Agreement:

0% Interest   Expires December 31, 2007 $ 125,000

The subordinated borrowing is covered by an agreement approved by the NASD and is thus available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that this borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid. The subordinated lender is a related party of the Company.

